Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 725 – 666 Burrard Street
Vancouver , B.C. V6C 2X8
(the “Company”)

Telephone: (604) 685-6375

Item 2.	Date of Material Change

October 2, 2007

Item 3.	News Release

                          News Release dated October 2, 2007 was disseminated via the CNW Group on October 2, 2007, filed on SEDAR on October 2, 2007.

Item 4.	Summary of Material Change

                          The signing of a Letter of Intent to enter into an exploration lease and sublease agreement with Newmont Mining Corporation (“Newmont”) on certain properties owned or leased by Newmont in Elko, Eureka and Lander Counties in Nevada.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced on October 2, 2007 inter alia, as follows:

                          The Company has signed a Letter of Intent to enter into an exploration lease and sublease agreement with Newmont Mining Corporation (“Newmont”) on certain properties owned or leased by Newmont in Elko, Eureka and Lander Counties in Nevada, subject to receipt of regulatory approvals.

                          Under the terms of the proposed lease and sublease, Newmont will lease to Evolving its interest in certain unpatented mining claims and owned fee interests and will sublease to Evolving its interest in certain leased lands and leased unpatented claims, subject to a back-in right. The lease and sublease covers five separate “Project Areas”, identified as Carlin, Cottonwood Creek, Susie Creek, Boulder Valley and Sheep Creek.

                          Under terms of the proposed lease and sublease, Evolving would be required to make exploration expenditures within each Project Area in the aggregate amount of $US 3,500,000 over a period of five years, with 70% of such expenditures in direct drilling costs.

                          The initial $200,000 expenditure in each Project Area, with the exception of the Susie Creek Project Area, would be a firm obligation.

                          Beginning on the sixth anniversary of the proposed lease and sublease Evolving would be required to spend at least $750,000 in exploration expenditures in each Project Area or pay Newmont a rental of $10 per acre for such Project Area, escalating at 5% per year.

                          The proposed lease and sublease will include provisions for a 3% to 5% sliding scale net smelter returns royalty, less any underlying royalties with a minimum of 2%.

                          With respect to each Project Area, Newmont would have an option to enter into one or more joint ventures with Evolving and earn a 51% interest in the property by expending 200% of the exploration expenditures made by Evolving, and an additional 19% interest (for a total undivided interest of 70%) by expending an additional 150% of the exploration expenditures made by Evolving.

                          A brief summary of the exploration lands involved in the Evolving-Newmont agreement follows:

Boulder Valley

The Boulder Valley project area comprises approximately 10,700 acres of Newmont held surface and mineral rights and 1,600 acres of Newmont held lode claims on Bureau of Land Management lands covering a series of low, rolling hills approximately 2 miles west of the Genesis-Blue Star and Post-Betze mines of the northern Carlin Trend.

Carlin

The Carlin project area comprises approximately 5,300 acres of Newmont held surface and minerals and 2,200 acresof Newmont held lode claims on Bureau of Land Management lands lying between the Gold Quarry and Rain mines of the Carlin Trend.

Cottonwood Creek

The Cottonwood Creek project area comprises 1,800 acres of Newmont held lode claims on Bureau of Land Management lands lying approximately 3 miles northeast of the Gold Quarry mine. The property lies on the northeast flank of the Tuscarora Arch, a north-northwest-trending geologic anticline, directly opposite the Gold Quarry deposit which is situated on the southwest flank. Evolving plans to drill several 300-500m holes, testing for a potential “mirror” of the Gold Quarry deposit.

Sheep Creeks

Approximately 10,500 acres of Newmont held surface and minerals will be combined with Evolving Gold’s 38,000 acres of staked claims (Battle Mountain property) to form the Sheep Creeks project area. These lands lie approximately 25 miles north of the town of Battle Mountain, NV. All of the project area is covered by alluvium and volcanic rocks, but gravity data suggest basement rocks lie at reasonably shallow depth under several blocks.

                          The Company also announced that Evolving’s geologists believe these gravity anomalies may represent “pieces” of the Carlin Trend rocks that have become disarticulated during Miocene extensional tectonism. If so, they could represent a large area of un-tested ground. Evolving plans to drill a series of vertical, 300-500m deep holes in several strategic areas to test this concept.

                          In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this October 2, 2007 news release.

5.2      Disclosure of Restructuring Transactions

                           N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers

                          The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 3rd day of October, 2007.

(Signed) Robert Bick
________________________________
Mr. Robert Bick
Chief Executive Officer